SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No.     )*

Regulus Therapeutics Inc.

(Name of Issuer)

COMMON STOCK, $ 0.001 PAR VALUE

(Title of Class of Securities)

75915K101

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75915K101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alnylam Pharmaceuticals, Inc. 77-0602661
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 6,150,500 shares
	6.	Shared Voting Power 0 shares
	7.	Sole Dispositive Power 6,150,500 shares
	8.	Shared Dispositive Power 0 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,150,500 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 17.2%
12.	Type of Reporting Person (See Instructions) CO

Page 2 of 5 pages

CUSIP No. 75915K101

Item 1(a)	Name of Issuer:

Regulus Therapeutics Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

3545 John Hopkins Court Suite 210 San Diego, California 92121

Item 2(a)	Name of Person Filing:

Alnylam Pharmaceuticals, Inc.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

300 Third Street 3rd Floor Cambridge, MA 02142

Item 2(c)	Citizenship:

Delaware

Item 2(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2(e)	CUSIP Number:

75915K101

Item 3	Description of Person Filing:

Not applicable

Page 3 of 5 pages

CUSIP No. 75915K101

Item 4	Ownership:

(a) Amount Beneficially Owned:

6,150,500 shares

(b) Percent of Class:

17.2%

(c) Number of Shares as to which the Person has:

(i) Sole power to vote or direct the vote

6,150,500 shares

(ii) Shared power to vote or to direct the vote

0 shares

(iii) Sole power to dispose or to direct the disposition of

6,150,500 shares

(iv) Shared power to dispose or to direct the disposition of

0 shares

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable

Item 8	Identification and Classification of Members of the Group:

Not applicable

Item 9	Notice of Dissolution of Group:

Not applicable

Item 10	Certification:

Not applicable

Page 4 of 5 pages

CUSIP No. 75915K101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2013

ALNYLAM PHARMACEUTICALS, INC.

/s/ Michael P. Mason
By:	Michael P. Mason

Title:	Vice President of Finance and Treasurer

Page 5 of 5 pages